

June 9, 2010

Via Facsimile and U.S. Mail

Mr. Frank J. Drechsler
Chief Executive Officer
San West, Inc.
10350 Mission Gorge Road
Santee, CA 92071

> **Re: San West, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed May 27, 2010**
> **File No. 333-166337**

Dear Mr. Drechsler:

We have received your response to our comment letter to you dated May 25, 2010 and have the following additional comments:

Gemini Master Fund, Ltd. Financing, page 1

1. We note your response to our prior comment 1. Please revise your description of the transaction to provide a brief overview of the key aspects of the transaction. Refer to Item 503(a) of Regulation S-K.

Principal Stockholders, page 43

2. We note your response to our prior comment 4. Please disclose in footnote number 5 the individual or individuals at Gemini Master Fund, Ltd. who have voting and dispositive power with respect to the shares owned by the company.

Selling Stockholder, page 43

3. We note your response to our prior comment 5. Please revise your table so that it accurately reflects Dutchess Opportunity Fund's beneficial ownership of common shares prior to and after the offering. We note, for example, that you issued Dutchess 2,093,145 shares that are not listed in the table.

Signatures, page 65

4.   We note your response to our prior comment 7 and reissue the comment. Please revise the second half of your signature page to include the signature of your principal accounting officer or comptroller. If Mr. Drechsler serves in this capacity, please indicate that on the signature page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Norman T. Reynolds, Esq. *via facsimile* (713) 621-0230